October 13, 2006

BY EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Mail Stop 6010

Washington, D.C. 20549

Attention:	Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	US Oncology, Inc.
Form 10-K for the Fiscal Year ended December 31, 2005
Filed March 15, 2006
Form 10-Q for the Period ended June 30, 2006
Filed August 10, 2006
File No. 000-26190

Dear Mr. Rosenberg:

By letter dated September 29, 2006, we received the Staff’s comments (the “Comments”) relating to the above referenced filings. We appreciate the Staff’s input into our filings and willingness to work with us to address the Comments.

The following is our response. For your convenience, the following numbered paragraphs repeat the Comments and are followed by the Company’s responses. Attached to this letter are marked pages from our 10-K, showing a proposed format for future disclosures that would address the first of your two Comments.

Form 10-K for the fiscal year ended December 31, 2005

Item 7. Management’s discussion and analysis of Financial Condition and Results of Operations, Page 31

Discussion of Non-GAAP Information, page 43

Securities and Exchange Commission

October 13, 2006

1.	While we note that you have augmented your discussions to include that you utilize EBITDA as a measure of liquidity, we note that you still disclose that you use EBITDA to evaluate profitability as well. Please provide to us in disclosure type format a discussion that:

•	Removes the references to EBITDA as a performance measure as discussed in your letter dated July 21, 2004, filed with us via EDGAR on July 22, 2004.

•	Enhances your discussion related to the usefulness of this as a liquidity measure.

•	Ensures that you do not give greater prominence to the discussion of the non-GAAP measure than the GAAP measure, wherever you present this in your document, including in your “2005 Financial Highlights” on page 31.

RESPONSE: We believe that our existing disclosure, with a reference to definitions of the non-GAAP measures we use and reconciliation to comparable GAAP measures, is appropriate, is responsive to investor inquiries and complies with relevant laws and regulations. In particular, we believe that we have provided explanations of the non-GAAP terms we present and why we present them, presented comparable GAAP measurements with greater or equal prominence than non-GAAP measures and have reconciled all non-GAAP financial measures to the most directly comparable GAAP measure.

We also believe that, in the context of a highly leveraged, privately held company, EBITDA is a key indicator to which our investors look in their assessment of the Company and its ability to service its debt and comply with relevant debt covenants, and is a meaningful supplement to GAAP information. Our existing discussion of EBITDA focuses on these aspects of EBITDA. However, to clarify this context and the status of EBITDA as primarily a measure of liquidity, in future filings we will do the following:

•	Eliminate references to EBITDA as a measure of profitability and performance;

•	In cases, such as on page 31, where EBITDA is used in a section that is distinct from the sections in which we discuss GAAP information, we will reiterate our disclosure of comparable GAAP measures in proximity to our disclosure of EBITDA to ensure the equal prominence of such measures;

•	We will enhance our discussion as to the usefulness and drawbacks of EBITDA as a measure of liquidity; and

•	We will locate our extensive discussion of EBITDA in the section of Management’s Discussion of Results of Operation and Financial Condition relating to Liquidity and Capital Resources, rather than its current location in our discussion of Results of Operations.

Securities and Exchange Commission

October 13, 2006

I have attached a proposed revised form of disclosure for (i) the paragraph on page 31 referenced in the Comments (Exhibit A), (ii) our discussion of non-GAAP information on page 43 referenced in the Comments (Exhibit B), and (iii) our discussion of liquidity and capital resources (Exhibit C). The proposed revisions are illustrative revisions to our Form 10-K for 2005. We would propose to adopt this format in our future quarterly and annual filings.

Form 10-Q – June 30, 2006

Condensed Consolidated Statements of Cash Flows, Page 7

2.	Please reconcile for us the amounts shown as “(Increase) Decrease in: Accounts receivable” to the amounts shown in your balance sheet.

RESPONSE: In our condensed consolidated statement of cash flows for the six months ended June 30, 2006, we report cash used in operations in the amount of $21,359,000 related to an increase in receivables. The reported amount is derived from the aggregate change in accounts receivable and other receivables included as current assets in our condensed consolidated balance sheets from December 31, 2005 to June 30, 2006 as summarized below (in thousands):

Accounts receivable and other receivables,
December 31, 2005	$431,878
Reclassification of receivables to other non-current assets	(28,042	)(a)
Purchase of accounts receivable in affiliation transaction	393	(b)
Net increase in accounts receivable and other receivables	21,539	(c)

Accounts receivable and other receivables,
June 30, 2006	$425,768

(a)	Represents a reclassification of accounts receivable to other non-current assets for amounts due from a practice whose management service agreement was terminated on April 18, 2006. This amount was reclassified as non-current due to our expectation that, as a result of ongoing litigation surrounding the termination, we would not be able to collect amounts owed to us by the practice within a twelve month period.

Securities and Exchange Commission

October 13, 2006

(b)	Represents the accounts receivable acquired in connection with an affiliation transaction in which the consideration paid to an affiliating practice included the purchase of its working capital
(c)	Represents the net change in accounts receivable reported in the consolidated statement of cash flows for the six months ended June 30, 2006.

The reclassification of receivables discussed in (a) above did not impact cash flow from operations as reported in our condensed consolidated statement of cash flows as both the decrease in receivables and the corresponding increase in other assets are non-cash adjustments that were excluded from the determination of operating cash flow.

Please do not hesitate to call me at (832) 601-6089 or Vicki Hitzhusen, our Chief Accounting Officer, at (832) 601-6070, if you have any questions about the foregoing or if we can provide any further information.

Very truly yours,

/s/ Richard P. McCook Richard P. McCook
Chief Financial Officer
cc:	Jim Atkinson

Accounting Branch Chief

Division of Corporation Finance

Keira Ino

Staff Accountant

Division of Corporation Finance.

Exhibit A

(i)	Revision to paragraph on page 31.

Despite reimbursement challenges faced in 2005, our affiliated practices generated stronger than expected financial results. In 2005, our consolidated revenues increased to over $2.5 billion, an increase of 11.5% over the prior year. Our income from operations for 2005 was $137.8 million and our net cash provided by operating activities for 2005 was $134.6 million. In addition, our EBITDA for 2005 was $224.6 million, exceeding our initial estimates and demonstrating the ability of our network to respond, operationally and strategically, to the changing reimbursement environment.

Exhibit B

(ii)	Revision to Discussion of Non-GAAP Information on Page 43

Discussion of Non-GAAP Information

In this Annual Report, we use the term “EBITDA” which represents earnings before interest and other expense, net, taxes, depreciation, amortization (including amortization of stock compensation). EBITDA is not calculated in accordance with Generally Accepted Accounting Principles in the United States (“GAAP”); rather it is derived from relevant items in our GAAP-based financial statements. A reconciliation of EBITDA to the Consolidated Statement of Operations and Comprehensive Income and Consolidated Statement of Cash Flows is included in this document.

We believe EBITDA is useful to investors in evaluating the value of companies in general, and in evaluating the liquidity of companies with debt service obligations and their ability to service their indebtedness. Management uses EBITDA as a key indicator to evaluate liquidity and financial condition, both with respect to the business as a whole and with respect to individual sites in our network. Our senior secured credit facility also requires that we comply on a quarterly basis with certain financial covenants that include EBITDA as a financial measure. Management believes that EBITDA is useful to investors, since it provides investors with additional information that is not directly available in a GAAP presentation.

As a non-GAAP measure, EBITDA should not be viewed as an alternative to our net income from operations, as an indicator of operating performance, or our cash flow from operations as a measure of liquidity. For example, EBITDA does not reflect:

•	our significant interest expense, or the cash requirements necessary to service interest and principal payments on our indebtedness;

•	cash requirements for the replacement of capital assets being depreciated and amortized, which typically need to be replaced in the future, even though depreciation and amortization are non-cash charges;

•	changes in, or cash equivalents for, our working capital needs;

•	our cash expenditures, or future requirements, for other capital expenditure or contractual commitments; and

•	the fact that other companies may calculate EBITDA differently than we do, which may limit its usefulness as a comparative measure.

Despite these limitations, we believe that EBITDA provides investors and analysts with a useful measure of liquidity and financial condition unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA supplementally for comparative purposes and for analyzing compliance with our loan covenants.

Exhibit C

[[Marked Changes show additional language not included in the 10-K. In addition, this draft reflects the movement of EBITDA discussion from elsewhere in MD&A to the Liquidity and Capital Resources section, which is not marked as a change.]]

LIQUIDITY AND CAPITAL RESOURCES

The following table presents selected data from our Consolidated Statement of Cash Flows (in thousands):

	Year Ended December 31, 2005	Combined Twelve Months Ended December 31, 2004	Year Ended December 31, 2003
Net cash provided by operating activities	$124,555	$223,393	$231,274
Net cash used in investing activities	(90,234)	(73,223)	(87,617)
Net cash used in financing activities	(28,883)	(154,285)	(94,172)

Net increase (decrease) in cash and equivalents	5,438	(4,115)	49,485
Cash and equivalents, beginning of period	120,399	124,514	75,029

Cash and equivalents, end of period	$125,837	$120,399	$124,514

As of December 31, 2005, our net working capital amounted to $215.0 million, including cash and cash equivalents of $125.8 million. We had current liabilities of $474.1 million, including $10.4 million in current maturities of long-term debt. We also have $980.9 million of long-term indebtedness. During the year ended December 31, 2005, we generated $124.6 million in operating cash flow, and used $90.2 million and $28.9 million, respectively, for investing and financing activities. As of March 1, 2006, we had cash and cash equivalents of approximately $58.6 million.

Cash Flows from Operating Activities

During the year ended December 31, 2005, we generated $124.6 million in cash flows from operating activities as compared to $223.4 million in the comparable year. The decrease in operating cash flow is due primarily to interest expense, which increased $45.4 million reflecting debt incurred in the Merger Transactions and, to a lesser extent, increasing rates on our variable rate borrowings. The decrease in operating cash flow also reflects lower EBITDA in 2005, a $14.5 million long-term compensation expense incurred during the year, and operating and one-time start-up expenses of approximately $6.0 million for the year ended December 31, 2005.

During the combined twelve-month period ended December 31, 2004, we provided $223.4 million in cash flows from operating activities, which is substantially similar to the $231.3 million provided in 2003. Cash flow from operating activities in 2004 was favorably affected by continued improvement in our days sales outstanding and the fact that tax payments for 2004 were nominal due to the impact of certain expenses and fees incurred as a result of the August Transactions.

Cash Flows from Investing Activities

During the year ended December 31, 2005, we used $90.2 million for investing activities. The investments consisted primarily of $84.2 million in capital expenditures, including $52.4 million relating to the development and construction of cancer centers. Also, during the year ended December 31, 2005 capital expenditures for our distribution initiative amounted to $12.1 million and maintenance capital expenditures were $19.7 million.

During the twelve months ended December 31, 2004, we used $73.2 million for investing activities. Capital expenditures during the twelve months ended December 31, 2004 were $80.4 million, including $59.5 million relating to the development and construction of cancer centers and $20.9 million for maintenance capital expenditures.

Cash Flows from Financing Activities

During the year ended December 31, 2005, we used $28.9 million in cash primarily for repayments under our term loan facility and to pay dividends to fund our parent’s debt service obligations on their $250.0 million Senior Floating Rate Notes (the “Holdings Notes”) issued in March 2005. Because our parent’s principal asset is its investment in US Oncology, it depends on US Oncology to provide funds sufficient to service this indebtedness through the payment of dividends.

Exhibit C

We finance the payment of interest on the Holdings Notes through receipt of periodic dividends to US Oncology Holdings. The terms of our senior secured credit facility, as well as the indentures governing the senior notes and senior subordinated notes, and certain other agreements, restrict us from making payments or transferring assets, including dividends, loans or other distributions, to Holdings. Such restrictions include prohibition of dividends in an event of default and limitations on the total amount of dividends paid to Holdings. In the event these agreements, or other considerations, do not permit us to provide Holdings with sufficient distributions to fund interest and principal payments on the Holdings Notes when due, Holdings may default on the notes unless other sources of funding are available. Amounts available under this restricted payments provision amounted to $83.3 million as of December 31, 2005.

During the twelve months ended December 31, 2004, we used $154.3 million in cash from financing activities. The cash flow used in financing activities during this period relates primarily to $1,173.0 million used to purchase outstanding common stock and options and $246.2 million used to repay existing obligations in connection with the August Transactions. Partially offsetting the use of funds were proceeds of approximately $1,272.4 million from the issuance of equity and the incurrence of indebtedness to finance the August Transactions.

Earnings before Interest, Taxes, Depreciation and Amortization

“EBITDA” represents earnings before interest and other expense, net, taxes, depreciation, amortization (including amortization of stock compensation). EBITDA is not calculated in accordance with Generally Accepted Accounting Principles in the United States (“GAAP”); rather it is derived from relevant items in our GAAP-based financial statements. A reconciliation of EBITDA to the Consolidated Statement of Operations and Comprehensive Income and Consolidated Statement of Cash Flows is included in this document.

We believe EBITDA is useful to investors in evaluating the value of companies in general, and in evaluating the liquidity of companies with debt service obligations and their ability to service their indebtedness. Management uses EBITDA as a key indicator to evaluate liquidity and financial condition, both with respect to the business as a whole and with respect to individual sites in our network. Our senior secured credit facility also requires that we comply on a quarterly basis with certain financial covenants that include EBITDA as a financial measure. As of December 31, 2005, our senior secured credit facility required that we maintain an interest coverage ratio (interest expense divided by EBITDA, as defined by the indenture) of at least 2.00:1 and a leverage ratio (indebtedness divided by EBITDA, as defined by the indenture) of no more than 5.95:1. Both of these covenants become more restrictive over time and, at maturity in 2011, both will be 3.00:1. For more information regarding our use of EBITDA and its limitations, please see “Discussion of Non-GAAP Information” on page 43 of this Report.

EBITDA for the year ended December 31, 2005 and the combined twelve-month period ended December 31, 2004, and the year ended December 31, 2003, was $224.6 million, $203.5 million, and $208.5 million, respectively. The following table reconciles net income as shown in our Consolidated Statement of Operations and Comprehensive Income to EBITDA, and reconciles EBITDA to net cash provided by operating activities as shown in our Consolidated Statement of Cash Flows (in thousands):

	Year Ended December 31, 2005	Combined Twelve Months Ended December 31, 2004	Year Ended December 31, 2003
Net income	$30,978	$48,070	$70,656
Interest expense, net and other income	84,174	36,175	19,508
Income taxes	20,652	37,294	44,277
Depreciation and amortization	84,918	77,923	74,078
Amortization of stock compensation	3,883	4,056	—

EBITDA	224,605	203,518	208,519
Compensation expense under long-term incentive plan	14,507	—	—
Merger-related charges	—	17,955	—
Impairment, restructuring and other charges, net	—	—	1,652
Loss on early extinguishment of debt	—	38,272	—
Changes in assets and liabilities	(19,898)	14,785	52,430
Minority interest expense	2,003	86	159
Deferred income taxes	8,164	22,247	32,299
Interest expense, net and other income	(84,174)	(36,175)	(19,508)
Income tax expense	(20,652)	(37,294)	(44,277)

Net cash provided by operating activities	$124,555	$223,394	$231,274

Exhibit C

Anticipated Capital Requirements

We currently expect our principal uses of funds in the near future to be the following:

•	Investment in inventory for our pharmacy distribution initiative.

•	Purchase of real estate and medical equipment for the development of new cancer centers, as well as installation of upgraded and replacement medical equipment at existing centers.

•	Payments made for acquisition of assets and additional consideration, if any, in connection with new practice affiliations and acquisitions.

•	Funding of working capital, including advance purchases of pharmaceuticals for price-hedging purposes or to obtain certain rebates and discounts under contracts with volume-based thresholds.

•	Investments in information systems, including systems related to our electronic medical record product, iKnowMed.

•	Debt service requirements on our outstanding indebtedness.

•	Payments made for possible acquisitions to support strategic initiatives.

For all of 2006, we anticipate spending $100 to $110 million for the development of cancer centers, purchase of clinical equipment and investment in information systems. In addition, the Company anticipates a further working capital investment related to its distribution initiative of approximately $70 to $80 million, primarily in receivables, pharmaceutical inventory to adequately stock and operate the distribution warehouse, and acceleration of payables to take advantage of prompt payment discounts offered by pharmaceutical manufacturers. Our working capital investment initially began during the third quarter of 2005 and is expected to grow to an optimized level by the end of the first quarter of 2006. We expect such additional investment to be an ongoing working capital requirement, subject to the identification and implementation of working capital improvement opportunities, after reaching full operating levels.

We expect to fund our current capital needs with (i) cash flow generated from operations, (ii) borrowings under the $160 million revolving credit facility, (iii) lease or purchase money financing for certain equipment purchases and (iv) indebtedness to physicians in connection with new affiliations. Our success in implementing our capital expenditure plans and our new distribution initiatives could be adversely impacted by poor operating performance, resulting in reduced cash flow from operations. In addition, to the extent that poor performance or other factors impact our compliance with financial and other covenants under our revolving credit facility, our ability to borrow under that facility or to find other financing sources could be limited. Furthermore, capital at financing terms satisfactory to management may be limited, due to market conditions or operating performance.

Indebtedness

We have a significant amount of indebtedness. On December 31, 2005, we had aggregate indebtedness of approximately $991.2 million, including current maturities of $10.4 million.

In connection with the August Transactions, we entered into our senior secured credit facility and issued $575.0 million in unsecured notes.

At inception, the senior secured credit facility provided for senior secured financing of up to $560.0 million, consisting of a $160.0 million revolving credit facility and a $400.0 million term loan facility. The revolving credit facility includes a letter of credit sub-facility and a swingline loan sub-facility that will terminate on August 20, 2010. At December 31, 2005 and 2004, no amounts had been borrowed under the revolving credit facility. At March 1, 2006, $77.6 million was available for borrowing as the availability had been reduced by borrowings amounting to $60.0 million and outstanding letters of credit amounting to $22.4 million. The term loan facility has a maturity of seven years that was drawn in full in connection with the consummation of the August Transactions. The amount outstanding under the term loan was $380.1 million as of December 31, 2005. No additional amounts may be borrowed under the term loan facility.

Exhibit C

The unsecured notes consist of $300.0 million in aggregate principal amount of the 9% senior notes due 2012 and $275.0 million in aggregate principal amount of the 10.75% senior subordinated notes due 2014. The sale of the unsecured notes was exempt from registration under the Securities Act. The initial purchasers subsequently resold their notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.

During the quarter ended March 31, 2005, Holdings, whose principal asset is its investment in US Oncology, issued $250.0 million of senior floating rate notes, due 2015. These notes are senior unsecured obligations of Holdings and bear interest at a floating rate, reset semi-annually, equal to 6-month LIBOR plus 5.25%. Simultaneously with the financing, Holdings entered into an interest rate swap arrangement, effectively fixing the interest rate on the notes at 9.4% for a two-year period of two years ending March 15, 2007. In September 2005, Holdings paid $11.0 million to holders of the notes and its swap counterparty to service its indebtedness. Cash for these payments was provided by US Oncology, Inc. in the form of a dividend paid to Holdings.

Borrowings under the revolving credit facility, and term loans bear interest at a rate equal to a rate based on the prime rate or the London Interbank Offered Rate, based on a defined formula. The revolving credit facility, the term loans and the unsecured notes contain affirmative and negative covenants including the maintenance of certain financial ratios, restrictions on sales, leases or other dispositions of property, restrictions on other indebtedness prohibitions on the payment of dividends and other customary restrictions. Events of default under the revolving credit facility, the term loans and the unsecured notes include cross-defaults to all material indebtedness, including each of those financings. Substantially all of our assets, including certain real property, are pledged as security under the revolving credit facility and the term loans.

The senior secured credit facility contains the most restrictive covenants related to our indebtedness and requires US Oncology to comply, on a quarterly basis, with certain financial covenants, including a minimum interest coverage ratio test and a maximum leverage ratio test, which become more restrictive over time. At December 31, 2005, our minimum interest coverage ratio was 2.00:1 and our maximum leverage ratio was 5.95:1. On June 30, 2006, the ratios begin to become more restrictive and, at maturity in 2011, both will be 3:00:1. After the financial results are finalized for the year ended December 31, 2005, and each year thereafter, the Company may be obligated (based on certain leverage thresholds) to make payments on its term loan facility of up to 75% of “excess cash flow.” Excess cash flow, as defined by the credit agreement, is approximately equal to operating cash flow, as computed in our statement of cash flows, less capital expenditures, principal repayments of indebtedness, restricted payments (primarily distributions from US Oncology, Inc. to US Oncology Holdings, Inc.) and cash paid for taxes. No such payment is required for the year ended December 31, 2005. In addition, the senior secured credit facility includes various negative covenants, including with respect to indebtedness, liens, investments, permitted businesses and transactions and other matters, as well as certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting the senior secured credit facility to be in full force and effect and change of control. If such an event of default occurs, the lenders under the senior secured credit facility are entitled to take various actions, including the acceleration of amounts due under the senior secured credit facility and all actions permitted to be taken by a secured creditor. In March 2005, we amended our senior secured credit facility to permit the issuance of the Holdings Notes and to use the proceeds to pay a dividend to the stockholders of Holdings.

We are currently in compliance with covenants under the revolving credit facility, term loans and unsecured notes with no borrowings currently outstanding under the revolving credit facility. We have relied primarily on cash flows from our operations to fund working capital and capital expenditures for our fixed assets. Our financing arrangements are described in more detail in Note 8 to our Consolidated Financial Statements included in this Annual Report.